UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 26, 2015

PROQR THERAPEUTICS N.V.

Darwinweg 24

2333 CR Leiden

The Netherlands

Tel: +31 (0)85 4 89 49 32

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K are the unaudited financial statements of ProQR Therapeutics N.V. (the “Company”) for the three months and year ended December 31, 2014 and furnished as Exhibit 99.2 to this Report on Form 6-K is a press release of ProQR Therapeutics N.V. dated February 26, 2015, announcing the Company’s results for the three months and year ended December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: February 26, 2015	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

99.1	Unaudited financial statements of ProQR Therapeutics N.V. for the three months and year ended December 31, 2014.

99.2	Press Release of ProQR Therapeutics N.V. dated February 26, 2015, announcing the Company’s results for the three months and year ended December 31, 2014.